

September 11, 2007

via U.S. mail

Mr. Gary Freeman
Chief Executive Officer
Pediment Exploration Ltd.
905 West Pender Street, #300
Vancouver, British Columbia, Canada V6C 1L6

   Re: Pediment Exploration Ltd.
     Amendment No. 3 to Registration Statement on Form 20-F
     Filed August 29, 2007
     File No. 0-52509

Dear Mr. Freeman:

   We have reviewed your filing and response letter dated August 28, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form 20-F

General

1. We note your response to prior comment 1 in our letter dated August 10, 2007 and we reissue the comment. Please update the disclosure in your registration statement in accordance with General Instruction C.(b) of Form 20-F. For example, update the disclosure regarding your working capital to a date more recent than September 30, 2006 as found on page 27. As another example, on page 67, update your disclosure regarding contractual obligations and commitments to a date more recent than January 31, 2007. Furthermore, update the "#" notation to the share ownership table on page 75, and the disclosure under

Section 7.A.2. on page 78. Also, provide updated disclosure on page 85 regarding the anticipated cancellation of the PODbook escrow shares by July 31, 2007. These examples are not exhaustive; please update all information in your registration statement.

Incorporation and Name Changes, page 25

2.   We note your response to prior comment 3 in our letter dated August 10, 2007. Please disclose the nature of and reasons for the changes in corporate focus and/or changes in control and management that occurred during each name change.

Operating and Financial Review and Prospects, page 57

3.   We note your revised disclosure relating to the disposition of PODbook. Please tell us the source of accounting guidance you are relying upon for your recognition of the loss directly into retained earnings for both Canadian and U.S. GAAP purposes.

4.   Please tell us why the loss taken directly into retained earnings is not reflected in your presentation of the Consolidated Statements of Shareholders' Equity for fiscal 2005.

Financial Statements

Consolidated Statements of Cash Flows, page 102

5.   We note your response to our prior comment number eight and are unable to agree with your conclusion. Please modify your presentation to indicate the amounts as "restated" and provide the requisite disclosures. In addition, please provide an audit opinion that refers to the restatement.

Exhibits

6.   We note your response to prior comment 11 in our letter dated August 10, 2007 and we reissue the comment in part. Please update your disclosure on page 63 regarding the Inmet agreement that "The next payment is not due until the end of July 2007…."

Closing Comments

We remind you that the Form 20-F registration statement became effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: K. Stertzel
          J. Davis
          K. Schuler
          J. Wynn

          <u>via facsimile</u>
          Dayna Caouette
          (604) 669-0384